# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: APOLLO GLOBAL MANAGEMENT, INC., CIK 0001858681
CUSIP: 03769M106
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9 WEST 57TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 04/14/2025
Amends the filing with accession number 0000950142-22-000248
Filed by CIK 0001106636
Persons authorized to receive notices and communications: Joshua Harris, 404 Washington Avenue, PH 810, Miami Beach, Florida (FL), 33139, 305-831-7097

## Reporting persons
- Joshua Harris (CIK 0001106636): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 34,313,690; shared voting power 0; sole dispositive power 34,313,690; shared dispositive power 0; aggregate amount beneficially owned 34,313,690 (6% of the class)
  Comment: The percentage ownership is based on 570,480,465 shares of common stock, par value $0.00001 per share ("Common Stock"), of Apollo Global Management, Inc. (the "Issuer") issued and outstanding as of February 19, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the "Commission") on February 24, 2025. The Common Stock for which MJH Partners II LLC and MJH Partners III LLC are reported to have sole voting power and sole dispositive power in this Schedule 13D are included in the number of Common Stock reported in this Schedule 13D for which Mr. Harris has sole voting power and sole dispositive power.
- MJH Partners II LLC (CIK 0001903210): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 33,741,683; shared voting power 0; sole dispositive power 33,741,683; shared dispositive power 0; aggregate amount beneficially owned 33,741,683 (5.9% of the class)
  Comment: The percentage ownership is based on 570,480,465 shares of common stock, par value $0.00001 per share, of the Issuer issued and outstanding as of February 19, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Commission on February 24, 2025.
- MJH Partners III LLC (CIK 0001973627): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,266,842; shared voting power 0; sole dispositive power 18,266,842; shared dispositive power 0; aggregate amount beneficially owned 18,266,842 (3.2% of the class)
  Comment: The percentage ownership is based on 570,480,465 shares of common stock, par value $0.00001 per share, of the Issuer issued and outstanding as of February 19, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Commission on February 24, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.00001 per share
Name of issuer: APOLLO GLOBAL MANAGEMENT, INC.
Address of issuer's principal executive offices: 9 WEST 57TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10019
Comment: This Amendment No. 25 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Joshua Harris and MJH Partners II LLC on January 11, 2022, relating to the shares of the common stock, par value $0.00001 per share ("Common Stock"), of Apollo Global Management, Inc., a Delaware corporation (the "Issuer") (as so amended, the "Schedule 13D"). This Amendment No. 25 is being filed to reflect the termination of certain agreements described in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following paragraphs immediately prior to the penultimate paragraph of such item:

On April 14, 2025, both (i) the voting agreement, dated as of August 6, 2021, by and between Marc Rowan and BRH Holdings GP, Ltd and (ii) the voting agreement, dated as of August 6, 2021, by and between Leon Black and BRH Holdings GP, Ltd were terminated. As a result, the voting obligation set forth in the operating agreement of MJH Partners II LLC described in the paragraph above beginning with the words "The operating agreement of MJH Partner II LLC requires..." automatically terminated as of April 14, 2025 and is of no further force or effect.

## Item 5. Interest in Securities of the Issuer
Number of shares as to which each person has sole or shared power to vote or dispose:
See the cover page with respect to each Reporting Person. Shares held by Mr. Harris include shares held by estate planning vehicles controlled by Mr. Harris. Reference to percentage ownerships of the Common Stock in this Schedule 13D are based on 570,480,465 shares of Common Stock outstanding as of February 19, 2025, as provided to the Reporting Persons by the Issuer.

By virtue of the agreements made pursuant to the Stockholders Agreement, the parties thereto, including the Reporting Persons, may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The parties to the Stockholders Agreement beneficially own an aggregate of 148,041,679 shares of Common Stock (approximately 26.0% of the Common Stock). The Reporting Persons disclaim beneficial ownership of any securities owned by such other parties. Only the shares of Common Stock beneficially owned by the Reporting Persons are the subject of this Schedule 13D. For a description of the relationship between the Reporting Person and the other parties to the Stockholders Agreement, see Item 4.
Transactions in the class effected during the past sixty days: The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5(c) by reference, as applicable.

## Signatures
- Joshua Harris: /s/ Joshua Harris, Joshua Harris (04/16/2025)
- MJH Partners II LLC: /s/ Joshua Harris, Joshua Harris/President (04/16/2025)
- MJH Partners III LLC: /s/ Joshua Harris, Joshua Harris/President (04/16/2025)